EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 20, 2026

Eldorado Gold Achieves Higher-End of 2025 Production Guidance;

Appoints Dr. Sally Eyre to the Board of Directors;

Details 2026 Reporting Schedule and Provides Q4 2025 Conference Call Details

(All dollar figures are in US dollars, unless otherwise stated)

VANCOUVER, BC – Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado” or “the Company”) announces fourth quarter 2025 preliminary gold production of 123,418 ounces, and full year preliminary gold production of 488,268 ounces. Fourth quarter production was driven by strong results at the Lamaque Complex, while Olympias benefited from improved processing stability, bringing production back in line with expectations. In addition, Kisladag and Efemcukuru delivered solid production in line with expectations. Detailed production, by asset, is outlined in the table below.

2025 Preliminary Gold Production

	Gold Production (oz)
	Full Year 2025	Q4 2025	Q3 2025	Q2 2025	Q1 2025
Lamaque Complex	187,208	49,307	46,823	50,640	40,438
Kisladag	168,701	41,141	37,184	46,058	44,319
Efemcukuru	72,482	14,497	17,586	21,093	19,307
Olympias	59,877	18,473	13,597	15,978	11,829
Total Gold Production (oz)	488,268	123,418	115,190	133,769	115,893

Canada

Lamaque Complex

The Lamaque Complex delivered strong gold production both in the fourth quarter and for the year. Since commercial production was declared in 2019, a total of approximately 1.12 million ounces have been produced to the end of 2025. During the fourth quarter, production increased slightly over the third quarter driven by higher ore grade and mill throughput. Production during the year benefited from the higher grade Ormaque bulk sample, record mill throughput and continued operational excellence.

Turkiye

Kisladag

At Kisladag, fourth quarter gold production increased slightly over the third quarter, reflecting disciplined execution and solid operational delivery.

1

Efemcukuru

At Efemcukuru, fourth quarter gold production was lower compared to the third quarter as a result of lower grade due to planned mine sequencing. The mine delivered on its 11th consecutive year of achieving annual production guidance, demonstrating the site’s dedication to continuous improvement and performance.

Greece

Olympias

At Olympias, fourth quarter gold production increased approximately 36% from the previous quarter, driven by improved processing stability following challenges earlier in the year. Adjustments to the paste backfill blend and ongoing mitigation measures supported consistent plant operations, resulting in higher throughput and recoveries, which delivered increased production.

Dr. Sally Eyre Appointed to the Board of Directors

Dr. Sally Eyre was appointed to the Board of Directors effective January 1, 2026. Dr. Eyre is a geologist and mining finance professional with over 30 years of experience in global resource capital markets and mining operations. Currently, she is an independent board member of Ero Copper Corporation. Dr. Eyre previously served as a non-executive director of Equinox Gold Corporation, Senior Independent Director of Centamin plc and a non-executive director of Adventus Mining Corporation. During 2011 to 2014, she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for exploration, development and production projects in West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.

Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists (SEG); a member of the Institute of Corporate Directors; and a former Director of the SEG Canada Foundation.

Her experience provides valuable technical insight and strategic perspective as Eldorado advances its transformational growth projects and long-term value creation strategy.

Q4 2025 & Full Year 2025 Financial and Operational Results Call Details

Eldorado will release its 2025 Year-End and Fourth Quarter Financial and Operational Results after the market closes on Thursday, February 19, 2026, and will host a conference call on Friday, February 20, 2026, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://event.choruscall.com/mediaframe/webcast.html?webcastid=HLGSU5AR

Conference Call Details		Replay (available until April 3, 2026)
Date:	February 20, 2026	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	5447764
Toll free:	1 833 752 3325

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10205013/100877522c1. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

2

Additionally, the Company plans to release guidance for 2026 and an updated three-year outlook, in conjunction with its 2025 full-year results on Thursday, February 19, 2026.

2026 Reporting Schedule

The Company intends to report, and host conference calls led by senior management, as set out in the table below. The Company reserves the right to amend the schedule in its discretion and will inform the market of any changes.

Event	Result Date	Conference Call Date
Fourth Quarter and Full Year 2025	February 19, 2026	February 20, 2026
First Quarter 2026	April 30, 2026	May 1, 2026
Second Quarter 2026	July 30, 2026	July 31, 2026
Third Quarter 2026	October 29, 2026	October 30, 2026

About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Türkiye and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Lamaque Complex.

Data verification was completed through a site by site internal control process which confirmed ounces produced to internal reporting systems.

3